N-SAR Item 77D-Policies with Respect to Security Investment

At separate meetings of the Board of Trustees of Mellon Funds Trust (the "Trust") held on March 15-16, 2005, the Board approved changes to the investment policies of Mellon International Fund and Mellon Emerging Markets Fund, as more particularly described in a Supplement dated March 17, 2005 (the "Prospectus Supplement") to the Trust's Prospectus dated December 31, 2004 that was filed with the Securities and Exchange Commission and is incorporated herein by reference.

The range of market capitalizations of companies that Mellon Small Cap Stock Fund considers to be small-capitalization companies was revised by the Trust's Board to be generally between $100 million and $3 billion at the time of purchase, effective March 17, 2005, as more particularly described in the Prospectus Supplement.